EXHIBIT 2.1 – to FORM 8K Information Statement Filing

FOR IMMEDIATE RELEASE

Crimson Forest and Hannover House Initiate Corporate Merger to
Become Major Independent Distributor

—Combined Company to Launch Slate of High-Profile Films for Theatrical, Home
Video and International Release—

(Los Angeles) (April 26, 2017) Feature Film Production Company Crimson Forest Entertainment Group Inc. (OTC: CRIM) and specialty theatrical and home video distributor Hannover House, Inc. (OTC: HHSE) have confirmed plans to merge operations under a stock-swap and financing plan, scheduled to be effective as of May 1, 2017. Specific terms of the transaction were not disclosed.

The combined company will immediately launch production activities on a slate of high-profile feature films that will drive the theatrical, home video and international release schedules for the coming years.

Formed in 2010, and financed with investment capital and presales from China, Crimson Forest Entertainment has successfully financed and acquired several films for international and North America distribution. PALI ROAD was the first Hawaii-China co-production, starring Jackson Rathbone from the highly successful, “The Twilight Saga,” Sung Kang from the hit box office franchise, “Fast & Furious,” Henry Ian Cusick, best known for his roles in “L.O.S.T.,” and “The 100,” and Chinese Superstar Actress Michelle Chen, who received the Asia Rising Star Award for her role in the movie, “You are the Apple of My Eye,” one of the highest grossing Taiwanese films in the history of Chinese cinema. The film premiered at the Hawaii International Film Festival and went on to win several awards, including “Best Actress” “Best Cinematography” and a “Best Director” award at the 12th Annual Chinese American Film Festival. The film was released theatrically, both in North America and China, and in Malaysia earlier this month.

Formed in 1993 and growing into one of the top independent distributed labels in North America, Hannover House, Inc. has direct distribution relationships for all major theatre circuits, principal media outlets, and wholesale access to major home video retailers and mass merchants. Hannover House has released more than 50 films to theatres and more than 300 titles to the Home Video Market in the United States, including titles such as “Grand Champion” (with Bruce Willis, Julia Roberts and George Strait) and director Joel Schumacher’s teen angst thriller “Twelve” (starring Curtis “50-Cent” Jackson, Emma Roberts, Ellen Barkin and Chase Crawford). Hannover House has also been active in the production and financing of several feature productions including “Toys in the Attic” (with Forest Whitaker, Joan Cusack, Vivian Schilling and Cary Elwes) and “Bonobos: Back to the Wild” (with Luke Evans and Rebecca Hall). A Crimson Forest and Hannover House merger is expected to fill the demand from independent and international productions, which seek distributors that have direct access to theatrical, as well as Home Video and VOD & Digital sales.

“There is a growing need for specialty independent distributors” said Jonathan Lim, CEO of Crimson Forest Entertainment. “There is a lot of quality product out there that is being ignored and we are excited that Hannover House has partnered with us in releasing these films. It will bring much needed diversity to audiences in North America, and growing commercial success for the combined company,” he concluded.

“We have been working closely with Crimson Forest for the past year and have completed the successful release of several of their titles” said Eric Parkinson, CEO of Hannover House. “As we began to move forward together on other projects – ‘Where’s The Dragon’, ‘Mother Goose’, ‘The Final Minute’ and ‘Warriors of the Time Matrix’ – both Jonathan Lim and I recognized the synergy and value that each of our companies provides to the other. To say that we’re excited about what these new opportunities and corporate structure will bring to Hannover House and our shareholders is an understatement,” said Parkinson. “We’re very excited about our merger agreement, and by the upcoming titles that we will be announcing and releasing in the upcoming weeks, which we fully anticipate will have a substantial impact on the growth of our combined company. Crimson Forest has assembled substantial new financing that will be used for a slate of exciting theatrical-caliber feature film productions, general operations and releasing costs, as well as a prompt restoral of current status for the combined company’s public filings.”

One of the first new titles to be released under the combined Crimson Forest – Hannover House structure is the $20-million dollar action thriller feature “Shockwave” starring Andy Lau and Jiang Wu. The film will be co-released together with CMC Pictures in North America.

In addition, “WHERE’S THE DRAGON?” Written and directed by VFX veteran Sing Choong Foo (“Spider-Man,” “Beowulf”), follows the journey of a young girl who must join forces with the animals of the Chinese zodiac to find a dragon who has gone missing. This enchanting, epic-scale animated feature will enjoy a national USA theatrical release this summer before reaching the home video, V.O.D. and television markets.

Also releasing in the next few weeks will be “WARRIORS OF THE TIME MATRIX” - Action superstar Tiger Chen, star of “Man of Taichi” returns to screen in this sci-fi / time-travel / martial arts extravaganza, financed, produced and distributed by Internet giant IQIYI (often referred to as the “Netflix of China”) and the Chinese Movie Channel. Originally titled “Kung Fu Travelers,” the film is expected to have a strong cross-over appeal to mainstream USA audiences (Mandarin with English subtitles).

Under the newly merged company, the board of directors will be comprised as follows: Jonathan Lim (Chairman), Eric Parkinson (CEO), Fred Shefte (President) and Tom Sims (V.P. Sales). The existing offices for Hannover House, Inc. and its affiliate Medallion Releasing, Inc. in Fayetteville, Arkansas will remain as the primary distribution operations office. The Los Angeles offices for Crimson Forest will serve as the company’s corporate and production headquarters, and the Crimson Forest office in Shanghai, China, will continue to operate as the finance office for the funding of new productions and releasing costs. Crimson Forest is also negotiating for the acquisition of other, complementary media companies to add to the enhanced distribution entity.

An application for merger approval has been filed with FINRA (Financial Industries Regulatory Agency), with a targeted effective date of combined operations set for May 1, 2017, with regulatory approvals expected shortly thereafter. Stock in the combined company will be fully registered and fully current status, with a new stock trading ticker symbol under Crimson Forest Entertainment Group, Inc. anticipated. Current shareholders of Hannover House, Inc. will receive shares in the newly rebranded Crimson Forest shares, and the redemption formula anticipates a premium value for existing Hannover House shareholders (subject to regulatory approvals). Included in the corporate merger are Hannover House affiliates, Medallion Releasing, Inc. and Bookworks, Inc., respectively handling theatrical and publishing ventures. The merger was approved by a direct outreach to principal shareholders representing an overwhelming majority of shares and voting authority for both Crimson Forest Entertainment Group, Inc. and Hannover House, Inc.

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About Crimson Forest Entertainment

Crimson Forest Entertainment is a feature film production company, as well as a theatrical and home entertainment distribution label that specializes in bringing top content in film & television. Crimson Forest Entertainment’s titles can be seen across a variety of platforms, including theatrical, digital, subscription and cable VOD, packaged media and broadcast television. Crimson Forest Entertainment’s corporate headquarters is in Los Angeles with offices in Shanghai, China.

About Hannover House

Hannover House is a full-service media company, specializing in the production and distribution of feature films for theatres, home video and the Video-On-Demand formats for the North American retail marketplace. Formed in 1993, Hannover House concentrated its activities exclusively in the literary, book-publishing industries until 2003 when the company entered into the DVD marketplace. The company is one of only twelve full-service film distributors in the USA. Hannover House added DVD products to its book publishing label in 2002, and has since released over 350 titles to home video, and 50 titles to theatres. Current theatrical releases include the epic World War II drama, “Chosen” (starring Harvey Keitel); the Chinese action-adventure “Extraordinary Mission” and the American-Bollywood-Style romantic comedy “Spices of Liberty.” Principal USA retail customers carrying Hannover House video releases include Walmart Stores, Inc., Best Buy, Target, Redbox and Netflix. Theatrical exhibitors supporting current and past Hannover House and Medallion Releasing theatrical titles include (listed alphabetically): AMC-Carmike, Cinemark, Cineplex-Odeon, Harkins, Malco, Marcus, National Amusements and Regal Entertainment Group.

SAFE HARBOR STATEMENT

This press release may contain certain forward-looking statements within the meaning of Sections 27A & 21E of the amended Securities and Exchange Acts of 1933-34, which are intended to be covered by the safe harbors created thereby. Although the companies believe that the assumptions underlying the forward-looking statements contained herein are reasonable, there can be no assurance that these statements included in this press release will prove accurate.

For more information, contact MARYEVELYN JONES, Hannover House, Inc. / Medallion Releasing, Inc., 479-521-5774 ME@HannoverHouse.com